50
3/4/03

03002419

VF 3-3-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2003 WASH. D.C. 181

SEC FILE NUMBER
8- 292

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wulff, Hansen & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
201 Sansome Street, Fourth Floor
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Cook (415) 421-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Burr, Pilger & Mayer
(Name – *if individual, state last, first, middle name*)

600 California Street, Suite 1300, San Francisco, CA 94108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 10 2003

OATH OR AFFIRMATION

I, Chris Charles ; ~~swear~~ (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wulff Hansen & Company, Inc, as of February 26, 2003, are true and correct. I further ~~swear~~ (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID A. KNIGHT
COMM. #1312521
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires July 8, 2005

Signature

President

Title

D A Knight

Notary Public

KNIGHT
312521
PUBLIC-CALIFORNIA
SCO COUNTY
Expires July 8, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WULFF, HANSEN & CO., INC.

REPORT ON AUDIT OF STATEMENT OF FINANCIAL CONDITION

December 31, 2002 and 2001

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the
Securities and Exchange Act of 1934
as a Public Document

WULFF, HANSEN & CO., INC.

CONTENTS

BPM®

BURR, PILGER & MAYER LLP

Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Wulff, Hansen & Co., Inc.:

We have audited the accompanying statements of financial condition of Wulff, Hansen & Co., Inc. (the Company) as of December 31, 2002 and 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wulff, Hansen & Co., Inc. at December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Burr, Pilger & Mayer LLP
Burr, Pilger & Mayer LLP
San Francisco, California
February 5, 2003

600 CALIFORNIA STREET, SUITE 1300 ■ SAN FRANCISCO, CA 94108 ■ TEL: 415 421-5757 ■ FAX: 415 288-6288 ■ WWW.BPMLLP.COM

WULFF, HANSEN & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

ASSETS	2002	2001
Cash and cash equivalents	$ 1,241,797	$ 1,120,579
Cash segregated for the exclusive benefit of customers	115,000	25,000
Deposits with clearing organizations and others, held in cash	97,402	96,604
Receivable from customers and dealers	1,580,388	502,846
Investments	9,540	9,360
Securities owned	860,455	904,581
Other receivables	5,834	44,182
Prepaid expenses	63,753	40,236
Furniture and equipment, net of accumulated depreciation of $208,658 and $176,639 in 2002 and 2001, respectively	58,697	90,716
Other assets	15,525	15,925
Total assets	$ 4,048,391	$ 2,850,029

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
Liabilities:		
Accounts payable and accrued liabilities	$ 400,447	$ 291,279
Payable to broker/dealers	522,958	110,072
Payable to customers	722,529	360,746
Income taxes payable	39,908	15,452
Subordinated note payable	595,754	-
Total liabilities	2,281,596	777,549
Commitments.		
Stockholders' equity:		
Preferred stock, 6% cumulative; par value $100/share; authorized 4,000 shares; none issued	-	-
Common stock; no par value, authorized 20,000 shares; issued and outstanding 472 shares and 692 shares in 2002 and 2001, respectively	242,328	242,328
Retained earnings	1,524,467	1,830,152
Total stockholders' equity	1,766,795	2,072,480
Total liabilities and stockholders' equity	$ 4,048,391	$ 2,850,029

The accompanying notes are an integral part of these financial statements.

WULFF, HANSEN & CO., INC.

NOTES TO FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies**

Organization

Wulff, Hansen & Co., Inc. (the Company) was incorporated in December 1931, and is engaged in the investment securities business. In the course of its business, the company holds securities for the benefit of customers. The Company is a clearing broker and does not maintain any margin accounts. The company operates primarily in California and the majority of sales are within the municipal bond, stock, and mutual fund markets.

Use of Estimates

Accounting principles generally accepted in the United States of America require management to make assumptions in estimates that affect the amount reported in the financial statements for assets, liabilities, revenues, and expenses. In addition, assumptions and estimates are used to determine disclosure for contingencies, commitments, and other matters discussed in the notes to the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, cash consists of cash in the bank and certain amounts of cash segregated for the exclusive benefit of customers. The Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents. At times, cash balances held at financial institutions were in excess of federally insured limits; however, the Company primarily places its temporary cash investments with high-credit quality financial institutions.

Furniture and Equipment

Office furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from five to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

Continued

1. **Summary of Significant Accounting Policies**, continued

Revenue Recognition

The Company records commission income on trade-date basis. Investment advisory fees are recorded as revenue in the period in which the related services are performed in accordance with the applicable agreements.

Investments

Investments are composed of mutual investment fund that invests primarily in U.S. Treasury Notes, and a Nasdaq stock offered for qualified brokerage. They are reported at fair market value with unrealized gains and losses included in revenue.

Securities Owned

Securities owned are composed of primarily municipal government obligations that are bought and held principally for the purpose of selling them in the near term. They are reported at fair market value with unrealized gains and losses included in revenue.

Reclassifications

Certain reclassifications have been made to the prior year's numbers in order to conform to the presentation in the current period.

2. **Cash Segregated for the Exclusive Benefit of Customers**

Securities and Exchange Commission Rule 15c3-3 requires brokers and dealers to maintain a special reserve bank account for the exclusive benefit of its customers.

The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At 2002, the Company's uninsured cash balances totaled $1,509,554.

3. **Investments**

Investments are recorded at fair value. Investments at December 31, 2002 and 2001 consisted of the following:

	2002	2001
Alliance U.S. Treasury Reserve Fund	$2,983	$2,803
Nasdaq stock	6,557	6,557
	$9,540	$9,360

Continued

4. Receivable from Customers and Payable to Customers

Receivable from customers and payable to customers include amounts due on cash transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

5. Payable to Broker/Dealers

Payable to broker/dealers represents fees payable to clearing organizations for the execution of trades, various interest and dividend claims outstanding, and securities failed to receive.

6. Subordinated Note Payable

Total debt as of December 31, 2002 consisted of the following:

A five-year note payable, to the family of a former stockholder; unsecured; lending rate of 8.5%; quarterly interest-only payments beginning September 30, 2002. Annual principal payments of $119,151 beginning on June 30, 2003 (See Note 9).	$595,754

7. Income Taxes

The provision for income taxes is composed of current components. The current component represents the amount of federal and state income taxes that are currently reportable to the respective tax authorities, and is measured by applying statutory rates to the Company's taxable income as reported in its income tax returns.

The provision for income taxes is composed of the following components:

	2002	2001
Current tax expense:		
Federal	$ 148,727	$ 16,190
State	61,320	-
Provision for income taxes	$ 210,047	$ 16,190

Deferred income taxes are provided for the temporary differences between carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are primarily attributable to the use of different depreciation methods for book and tax reporting that, due to income tax laws and regulations, become taxable or deductible in different fiscal years than their corresponding treatment for financial reporting purposes. The temporary differences give rise to either a deferred tax asset or liability in the financial statements that is computed by applying current statutory tax rates to taxable and deductible temporary differences based upon the classification (i.e., current or noncurrent) of the asset or liability in the financial statements that relates to the particular temporary difference. Deferred taxes related to differences that are not attributable to a specific asset or liability are classified in accordance with the future period in which they are expected to reverse and be recognized for income tax purposes.

Continued

7. **Income Taxes**, continued

At December 31, 2002 and 2001, respectively, the net deferred assets (liabilities) consist of the following components:

	2002	2001
Deferred income tax asset:		
Federal	$ 27,000	$ 110,000
Deferred income tax liability:		
Federal	(20,000)	-
State	(1,000)	-
Net deferred income tax asset	6,000	-
Valuation allowance	(6,000)	(110,000)
Net deferred income tax	$ -	$ -

The valuation allowance for the years ended December 31, 2002 and 2001 was reduced by $104,000 and $168, respectively.

The differences between the statutory federal income tax rate on the Company's income before provision for income taxes and the effective tax rate for the year ended December 31, 2002 primarily results from changes in the deferred tax valuation allowance.

8. **Commitments**

Other than the subordinated note payable (see Note 6), the Company has no liabilities subordinated to claims of general creditors at December 31, 2002 and 2001.

Operating Leases

The Company leases real property under operating lease agreements extending through July 2003. The real property leases are subject to annual adjustments for the Company's proportionate share of the annual increase or decrease in the operating costs of the properties. Also starting December 2002, the company signed a one-year operating lease for an office site at Reno, Nevada. Occupancy expense for the year ended December 31, 2002 was $138,882.

The future minimum lease payments for operating leases at December 31, 2002 are as follows:

Year ending December 31,	
2003	$83,429
2004	-
	$83,429

Continued

8. **Commitments**, continued

Line of Credit

The Company has a line of credit with a bank collateralized by investments, whereby the aggregate outstanding borrowings cannot exceed $1,000,000 and has interest payable at the bank reference rate. The line of credit agreement requires collateral of $1,000,000 to secure this line of credit. However, at December 31, 2002, there were no outstanding advances under the line of credit.

9. **Stockholders' Equity**

During the year ended December 31, 2002 the Company repurchased 220 shares of common stock from a stockholder's estate in exchange for cash of $59,575 and a note payable in the amount of $595,754 (see Note 6).

10. **Off-Balance-Sheet Risk**

In the normal course of business, the Company is involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash or delivery-versus-payment basis. Securities transactions are subject to the risk of counter-party or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The Company also has contractual commitments arising in the ordinary course of business for bank loans, stock loans, securities sold but not yet purchased, repurchase agreements and securities transactions on a when-issued basis. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of the contract amount. There were no off-balance sheet commitments connected with the above described transactions at December 31, 2002.

11. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $1,974,497, which was $1,685,842 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .85 to 1.

ADDITIONAL REPORT

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BURR, PILGER & MAYER LLP

Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Wulff, Hansen & Co., Inc.:

In planning and performing our audits of the financial statements of Wulff, Hansen & Co., Inc. (the Company), for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

600 CALIFORNIA STREET, SUITE 1300 ■ SAN FRANCISCO, CA 94108 ■ TEL: 415 421-5757 ■ FAX: 415 288-6288 ■ WWW.BPMLLP.COM

MEMBER OF CPA ASSOCIATES INTERNATIONAL, INC.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr, Pilger & Mayer LLP

Burr, Pilger & Mayer LLP
San Francisco, California
February 5, 2003

SAN FRANCISCO
600 CALIFORNIA STREET, SUITE 1300
SAN FRANCISCO, CA 94108
TEL: 415 421-5757
FAX: 415 288-6288

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PALO ALTO, CA 94301
TEL: 650 329-0720
FAX: 650 329-8161

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BURR, PILGER & MAYER LLP
Accountants and Consultants